Exhibit 10.1(i)

ADDENDUM TO ADMINISTRATIVE SERVICES AGREEMENT

A.

This Addendum (the “Addendum) to Administrative Services Agreement dated as of January 30, 2015 (the “Agreement”) is made and entered as of the Effective Date by and between Guggenheim Life and Annuity Company, a Delaware corporation (“GLAC” or “Parent”), and Clear Spring Life Insurance Company, a Texas insurance company (“CSLIC”) (each a “Party” to this Addendum).

B.

Since the original Agreement was non-objected to and approved respectively by the Texas and Delaware Departments of Insurance, as part of an expansion application for authority submitted by CSLIC for a certificate of authority in California, the California Department of Insurance requested that certain language be inserted into the Agreement for safeguard purposes.

C.	The Parties are willing to add the requested language, set forth below, subject to the approval/non-objection of the Delaware and Texas Departments of Insurance.

NOW, THEREFORE, in consideration of the mutual benefits to be received by the Parties and the mutual covenants and agreements contained herein, the Parties agree that the recitals set forth above are adopted and made part of this Addendum and further agree as follows:

1.	Capitalized terms and underlined section and article references shall have the meanings and references set forth in the Agreement, unless the context indicates otherwise.

2.	The Effective Date of this Addendum shall be 11:59 pm. EST on January 30, 2015.

3.	The following changes are made to the Agreement:

a.	The following sentence is hereby added to Section 4 of the Agreement:

Notwithstanding anything to the contrary in the Agreement, in the event that the settlements of amounts due and owing are not made in a timely manner, interest at the annual rate of 8% shall be charged on such amounts.

b.	The following sentence is hereby added to Section 10(a) of the Agreement:

Notwithstanding anything to the contrary in the Agreement, the term of the Agreement shall not be for more than five years from the later of the Effective Date (January 30, 2015) or the date of last renegotiation, unless the Agreement is renegotiated at least every three years.

4.	The Parties reaffirm the agreements made by each in the Agreement.

5.	Integration; Construction; Counterparts

a.	All other terms and conditions of the Agreement shall remain unchanged; provided, that in the event of any inconsistency between this Addendum and the Agreement, this Addendum shall control.

b.	The terms of this Addendum cannot be modified except by written agreement in a document signed by duly authorized representatives of each of the Parties.

c.

This Addendum may be executed in counterparts by electronic mail or facsimile and each shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

[Signature Page Follows]

Execution

IN WITNESS WHEREOF, the Parties hereto have caused this Addendum to be executed on the date indicated below.

GUGGENHEIM LIFE AND ANNUITY COMPANY	CLEAR SPRING LIFE INSURANCE COMPANY

By: James D. Purvis	By: Daniel J. Towriss
Title: Chief Operating Officer	Title: Chief Executive Officer and President
Date: July 25, 2016	Date: July 25, 2016

ATTEST:	ATTEST:
By: Stephen M. Coons	By: Stephen M. Coons
Title: Assistant Secretary	Title: Assistant Secretary
Date: July 25, 2016	Date: July 25, 2016

Signature Page to GLAC/CSLIC Addendum to Administrative Services Agreement

I hereby attest that the attached executed agreement has not been altered, modified or in any way amended, except as herein listed, from the original agreement submitted on June 17, 2016 to the Delaware Insurance Department for approval.

N/A

Attest:

By: James D. Purvis
Title: Chief Operating Officer
Date: July 25, 2016